Mail Stop 4561

February 9, 2009

Mr. Jonathan Oorlog
Chief Financial Officer
Gateway Tax Credit Fund II Ltd.
800 Carillon Parkway
St. Petersburg, FL 33716

> **Re: Gateway Tax Credit Fund II Ltd.**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Amendment No. 4 to Form 10-K for the fiscal year ended March 31, 2007**
> **File No. 0-19022**

Dear Mr. Oorlog:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief